FILE NOS:   333-239299
   811-9491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[  ]  Pre-Effective Amendment No. ______             [ X ]  Post-Effective Amendment No.      2
(Check appropriate box or boxes)

Exact Name of Registrant as Specified in Charter: Allianz Variable Insurance Products Trust	Area Code and Telephone Number: 763-765-6500
Address of Principal Executive Offices: (Number, Street, City, State, Zip Code) 5701 Golden Hills Drive, Minneapolis, MN 55416-1297
Name and Address of Agent for Service:
     Erik T. Nelson
     5701 Golden Hills Drive
     Minneapolis, MN 55416-1297

     With a copy to:

     Michael J. Radmer, Esq.
     Dorsey & Whitney LLP
     50 South Sixth Street
     Minneapolis, MN  55402

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.
(Number and Street) (City) (State) (Zip Code)

Calculation of Registration Fee under the Securities Act of 1933:
Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of Beneficial Interest				No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940

Explanatory Note: This Post-Effective amendment is being filed for the sole purpose of filing opinions and consents with respect to the legality and tax matters related to the reorganizations described in the Registrant’s previously filed Registration Statements on Form N-14. The Proxy Statement/Prospectus and Statement of Additional Information included in Parts A and B are incorporated by reference to the Registration Statements filed on June 19, 2020, and as updated pursuant to Rule 497 on July 20, 2020.

PART C:
OTHER INFORMATION

ITEM 15. INDEMNIFICATION

         The Trust's Agreement and Declaration of Trust provides that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust, except if it is determined in the manner specified in the Agreement and Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in or not opposed to the best interests of the Trust or that such indemnification would relieve any officer or Trustee of any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties or, in a criminal proceeding, such Trustee or officers had reasonable cause to believe their conduct was unlawful. The Trust, at its expense, provides liability insurance for the benefit of its Trustees and officers.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

All exhibits included below and incorporated by reference refer to registration amendments to form N-1A unless otherwise specified.

Exhibit Number	Description of Exhibit

(1)
Agreement and Declaration of Trust, of the Allianz Variable Insurance Products Trust, dated July 13, 1999 as amended May 1, 2006, filed on February 5, 2014 as Exhibit (a)(2) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(2)
By-laws, of the Allianz Variable Insurance Products Trust, dated July 13, 1999 as amended May 1, 2006, filed on February 5, 2014 as Exhibit (b)(2) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(3)	Not Applicable

(4)
Form of Agreement and Plan of Reorganization,  filed on June 19, 2020 as Exhibit 4 to Registrant's Initial Registration Statement on Form N-14 (File Nos. 333-239299 and 811-9491) is incorporated by reference.

(5)	See (1) and (2) above.

(6)(a)
Investment Management Agreement, dated April 27, 2001, between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Trust, filed on October 24, 2001 as Exhibit (d)(2)(i) to Registrant's Post-Effective Amendment No. 7, is incorporated by reference.

(6)(a)(i)
Revised Schedule A, dated October 1, 2019, to the Investment Management Agreement between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Trust, dated April 27, 2001, filed on April 27, 2020 as Exhibit (d)(1)(i) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(6)(a)(ii)
Revised Attachment 1, dated March 1, 2020, to Revised Schedule A of the Investment Management Agreement between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Trust, dated April 27, 2001, filed on April 27, 2020 as Exhibit (d)(1)(ii) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(6)(b)
Subadvisory Agreement, dated November 28, 2007, between Allianz Life Advisers, LLC, and BlackRock Institutional Management Corporation, filed on April 29, 2008, as Exhibit (d)(3) to Registrant's Post-Effective Amendment No. 24, is incorporated by reference.

(6)(b)(i)
Novation of Subadvisory Agreement, dated July 1, 2011,  between Allianz Life Advisers, LLC, and BlackRock Institutional Management Corporation, filed on December 13, 2011, as Exhibit (d)(2)(i) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(6)(b)(ii)
Revised Schedule A, dated December 1, 2018, to the Subadvisory Agreement, dated November 28, 2007, as novated July 1, 2011, by and between Allianz Investment Management LLC, and BlackRock Advisors, LLC, filed on April 23, 2019, as Exhibit (d)(2)(ii) to Registrant's Post-Effective Amendment No. 68, is incorporated by reference.

(6)(c)
Subadvisory Agreement, dated April 29, 2009 between Allianz Investment Management LLC and BlackRock Investment Management, LLC, filed on June 30, 2009 as Exhibit (6)(d) to Registrant's Registration Statement on form N-14 (File No. 333-160351), is incorporated by reference.

(6)(c)(i)
Revised Schedule A, effective December 1, 2018, to the Subadvisory Agreement dated April 29, 2009, as amended January 2, 2012, between Allianz Investment Management LLC and BlackRock Investment Management, LLC, filed on April 23, 2019, as Exhibit (d)(3)(i) to Registrant's Post-Effective Amendment No. 68, is incorporated by reference.

(6)(c)(ii)
First Amendment, effective January 2, 2012, to the Subadvisory Agreement dated April 29, 2009 between Allianz Investment Management LLC and BlackRock Investment Management, LLC, filed on December 13, 2011, as Exhibit (d)(3)(ii) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(6)(d)
Subadvisory Agreement, dated April 29, 2009 between Allianz Investment Management LLC and BlackRock Financial Management, Inc., filed on June 30, 2009 as exhibit (6)(f) to Registrant's Registration Statement on form N-14 (File No. 333-160351), is incorporated by reference.

(6)(d)(i)
Revised Schedule A, dated December 1, 2018, to the Subadvisory Agreement, dated April 29, 2009 between Allianz Investment Management LLC and BlackRock Financial Management, Inc., filed on April 23, 2019, as Exhibit (d)(4)(i) to Registrant's Post-Effective Amendment No. 68, is incorporated by reference.

(6)(e)
Subadvisory Agreement, dated April 24, 2015 between Allianz Investment Management LLC and Dimensional Fund Advisors LP, filed on April 21, 2015 as Exhibit (d)(7) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(6)(e)(i)
Revised Schedule A, effective March 1, 2020, to the Subadvisory Agreement, dated April 24, 2015 between Allianz Investment Management LLC and Dimensional Fund Advisors LP, filed on April 27, 2020 as Exhibit (d)(5)(i) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference..

(6)(f)
Subadvisory Agreement draft dated April 29, 2010 between Allianz Investment Management LLC and Gateway Investment Advisers, LLC, filed on April 28, 2010 as Exhibit (d)(14) to Registrant's Post-Effective Amendment No. 28, is incorporated by reference.

(6)(f)(i)
Revised Schedule A, dated December 1, 2018, to the Subadvisory Agreement dated April 29, 2010 between Allianz Investment Management LLC and Gateway Investment Advisers, LLC, filed on April 23, 2019, as Exhibit (d)(6)(i) to Registrant's Post-Effective Amendment No. 68, is incorporated by reference.

(6)(g)
Subadvisory Agreement, dated November 14, 2014, between Allianz Investment Management LLC and Metropolitan West Asset Management, LLC, filed on November 3, 2014 as Exhibit (d)(14) to Registrant's Post-Effective Amendment No. 46, is incorporated by reference.

(6)(h)
Subadvisory Agreement, dated June 1, 2010, between Allianz Investment Management LLC and Morgan Stanley Investment Management Inc., filed on April 28, 2011, as Exhibit (d)(17) to Registrant's Post-Effective Amendment No. 29, is incorporated by reference.

(6)(h)(i)
Revised Schedule A, dated March 1, 2020, to the Subadvisory Agreement, dated June 1, 2010, between Allianz Investment Management LLC and Morgan Stanley Investment Management Inc., filed on April 27, 2020 as Exhibit (d)(8)(i) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(6)(i)
Amended and Restated Subadvisory Agreement, dated October 14, 2016, between Allianz Life Investment Management LLC and FIAM LLC, (previously known as Pyramis Global Advisors, LLC), filed on April 26, 2017 as Exhibit (d)(9) to Registrant's Post-Effective Amendment No. 62, is incorporated by reference.

(6)(i)(i)
Sub-Subadvisory Agreement, dated October 14, 2016, by and between FIAM LLC and Geode Capital Management, LLC, filed on April 26, 2017 as Exhibit (d)(9)(i) to Registrant's Post-Effective Amendment No. 62, is incorporated by reference.

(6)(j)
Subadvisory Agreement dated November 15, 2013, between Allianz Investment Management LLC and T. Rowe Price Associates, Inc., filed on February 5, 2014 as Exhibit (d)(23) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(7)(a)
Distribution Agreement, dated August 28, 2007, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on April 29, 2008, as Exhibit (e)(1) to Registrant's Post-Effective Amendment No. 24, is incorporated by reference.

(7)(a)(i)
Revised Schedule I dated, October 1, 2019, to the Distribution Agreement, dated August 28, 2007, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on April 27, 2020 as Exhibit (e)(1)(i) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(7)(a)(ii)
Fee Agreement Letter dated August 28, 2007 to the Distribution Agreement between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on February 4, 2009 as Exhibit (e)(1)(ii) to Registrant's Post-Effective Amendment No. 25, is incorporated by reference.

(7)(b)
Amended and Restated Participation Agreement dated November 1, 2015, between Allianz Variable Insurance Products Trust, Allianz Life Insurance Company of North America, and Allianz Life Financial Services, LLC, filed on February 12, 2016 as Exhibit (e)(2) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(7)(c)
Amended and Restated Participation Agreement dated November 1, 2015, between Allianz Variable Insurance Products Trust, Allianz Life Insurance Company of New York, and Allianz Life Financial Services, LLC, filed on February 12, 2016 as Exhibit (e)(3) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(8)	Not Applicable

(9)(a)
Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 4, 2009 as Exhibit (g)(1) to Registrant's Post-Effective Amendment No. 25, is incorporated by reference.

(9)(a)(i)
Amendments dated May 2, 2011, July 16, 2010, April 22, 2010, and October 26, 2009 to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on December 13, 2011, as Exhibit (g)(1)(i) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(9)(a)(ii)
Amendment dated October 31, 2013, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 5, 2014 as Exhibit (g)(1)(ii) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(9)(a)(iii)
Amendments dated January 10, 2014, and April 28, 2014, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on July 18, 2014 Exhibit (g)(1)(iii) to Registrant's Post-Effective Amendment No. 44, is incorporated by reference.

(9)(a)(iv)
Amendments dated October 27, 2014 and April 27, 2015, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on April 21, 2015 as Exhibit (g)(1)(iv) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(9)(a)(v)
Fourteenth Amendment dated October 30, 2015, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 12, 2016 as Exhibit (g)(1)(v) to Registrant's Post-Effective Amendment No. 53, is incorporated by reference.

(9)(a)(vi)
Fifteenth Amendment dated April 25, 2016, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on July 29, 2016, as Exhibit (g)(1)(vi) to Registrant's Post-Effective Amendment No. 58, is incorporated by reference.

(9)(a)(vii)
Sixteenth Amendment dated October 28, 2016, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 15, 2017, as Exhibit (g)(1)(vii) to Registrant's Post-Effective Amendment No. 61, is incorporated by reference.

(9)(a)(viii)
Custody and Securities Lending Fee Schedule dated October 1, 2011, between Allianz Life Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on December 13, 2011, as Exhibit (g)(1)(ii) to Registrant's Post-Effective Amendment No. 32, is incorporated by reference.

(9)(b)
Securities Lending Authorization Agreement dated March 14, 2011, between Allianz Variable Insurance Products Trust and The Bank of New York Mellon, filed on April 28, 2011, as Exhibit (g)(2) to Registrant's Post-Effective Amendment No. 29, is incorporated by reference.

(9)(b)(i)
Amendment dated January 24, 2012 to the Securities Lending Authorization Agreement dated March 14, 2011, between Allianz Variable Insurance Products Trust and The Bank of New York Mellon, filed on April 25, 2012, as Exhibit (g)(2)(i) to Registrant's Post-Effective Amendment No. 34, is incorporated by reference.

(9)(b)(ii)
Amendment effective June 24, 2019, to the Securities Lending Authorization Agreement dated March 14, 2011, between Allianz Variable Insurance Products Trust and The Bank of New York Mellon, filed on April 27, 2020 as Exhibit (g)(2)(ii) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(10)(a)
Rule 12b-1 Distribution Plan for the Allianz Variable Insurance Products Trust effective October 27, 1999, filed on October 26, 1999 as Exhibit (m) to Registrant's Pre-Effective Amendment No. 2, is incorporated by reference.

(10)(a)(i)
Revised Exhibit A, dated May 17, 2019, to the Distribution Plan for the Allianz Variable Insurance Products Trust effective October 27, 1999, filed on April 27, 2020 as Exhibit (m)(1)(i) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(10)(b)	Rule 18f-3 Multiple Class Plan, dated February 23, 2007, as revised June 15, 2016, for the Allianz Variable Insurance Products Trust, filed on July 18, 2016 as Exhibit 10(b) to Registrant's Initial Registration Statement on Form N-14 (File Nos. 333-212555 and 811-9491) is incorporated by reference.

(10)(b)(i)
Revised Schedule A, dated June 30, 2019, to the Rule 18f-3 Multiple Class Plan, dated February 23, 2007, as revised June 15, 2016, for the Allianz Variable Insurance Products Trust, filed on April 27, 2020 as Exhibit (n)(1) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(11)(a)	Opinion and consent of Dorsey & Whitney LLP with respect to the legality of the securities being registered, filed on June 19, 2020 as Exhibit 11 to Registrant's Initial Registration Statement on Form N-14 (File Nos. 333-239299 and 811-9491) is incorporated by reference.

(11)(b)	Opinion and consent of Dorsey & Whitney LLP, with respect to the legality of the securities being registered, filed on July 24, 2020 as Exhibit 11(b) to Registrant's Post-Effective Amendment No. 1 to Form N-14 (File Nos. 333-239299 and 811-9491) is incorporated by reference.

(11)(c)*	Final opinion and consent of Dorsey & Whitney LLP, with respect to the legality of the securities being registered, filed herewith.

(12)(a)	Form of opinion and consent of Stradley Ronon Stevens & Young, LLP with respect to tax matters, filed on July 24, 2020 as Exhibit 12 to Registrant's Post-Effective Amendment No. 1 to Form N-14 (File Nos. 333-239299 and 811-9491) is incorporated by reference.

(12(b)*	Final opinion and consent of Stradley Ronon Stevens & Young, LLP with respect to tax matters, filed herewith.

(13)(a)
Services Agreement dated January 1, 2018, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on April 24, 2018 as Exhibit (h)(1) to Registrant's Post-Effective Amendment No. 66, is incorporated by reference.

(13)(a)(i)
Amendment dated February 21, 2018, to the Services Agreement dated January 1, 2018, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on April 24, 2018 as Exhibit (h)(1)(i) to Registrant's Post-Effective Amendment No. 66, is incorporated by reference.

(13)(a)(ii)
Amendment dated February 20, 2019, to the Services Agreement dated January 1, 2018, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on April 23, 2019, as Exhibit (h)(1)(ii) to Registrant's Post-Effective Amendment No. 68, is incorporated by reference.

(13)(a)(iii)
Transfer Agency Agreement dated April 1, 2015, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on April 21, 2015 as Exhibit (h)(1)(ii) to Registrant's Post-Effective Amendment No. 49, is incorporated by reference.

(13)(b)
PFO Agreement dated January 1, 2018, between Allianz Variable Insurance Products Trust and Citi Fund Services Ohio, Inc., filed on April 23, 2018 as Exhibit (h)(2) to Registrant's Post-Effective Amendment No. 66, is incorporated by reference.

(13)(c)
Amended and Restated Administrative Services Agreement, dated March 1, 2020, , by and among Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, and Allianz Investment Management LLC, filed on April 27, 2020 as Exhibit (h)(3) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(13)(d)
Amended and Restated Compliance Services Agreement, dated February 19, 2020, by and among Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, and Allianz Investment Management LLC, filed on April 27, 2020 as Exhibit (h)(4) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(13)(e)
Amended Expense Limitation Agreement, dated May 1, 2007, between Allianz Life Advisers LLC, and Allianz Variable Insurance Products Trust, filed on April 29, 2008, as Exhibit (h)(5) to Registrant's Post-Effective Amendment No. 24, is incorporated by reference.

(13)(e)(i)
Revised Exhibit A, dated October 1, 2019, to the Amended Expense Limitation Agreement, dated May 1, 2007, between Allianz Life Advisers LLC and Allianz Variable Insurance Products Trust, filed on April 27, 2020 as Exhibit (h)(5)(i) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(13)(e)(ii)
Amendment No. 1 dated January 23, 2012, to the Amended Expense Limitation Agreement, dated May 1, 2007, between Allianz Life Advisers LLC and Allianz Variable Insurance Products Trust, filed on April 25, 2012, as Exhibit (h)(5)(ii) to Registrant's Post-Effective Amendment No. 34, is incorporated by reference.

(13)(f)
Net Investment Income Maintenance Agreement dated March 18 2020, between Allianz Investment Management LLC, Allianz Life Financial Services, LLC, and Allianz Variable Insurance Products Trust, filed on April 27, 2020 as Exhibit (h)(6) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(13)(g)
Joint Insured Agreement dated February 26, 2020, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, and Allianz Investment Management LLC, filed on April 27, 2020 as Exhibit (h)(7) to Registrant's Post-Effective Amendment No. 70, is incorporated by reference.

(14)
Consent of PricewaterhouseCoopers LLP with respect to financial statements of the Registrant,  filed on June 19, 2020 as Exhibit 14 to Registrant's Initial Registration Statement on Form N-14 (File Nos. 333-239299 and 811-9491) is incorporated by reference.

(15)	Not Applicable

(16)	Powers of Attorney, filed on June 19, 2020 as Exhibit 16 to Registrant's Initial Registration Statement on Form N-14 (File Nos. 333-239299 and 811-9491) is incorporated by reference.

(17)(a)
Statement of Additional Information of the acquired fund and acquiring fund dated May 1, 2020, for shares of the Allianz Variable Insurance Products trust, filed on April 27, 2020, as part of Registrants Post-Effective Amendment No. 70, is incorporated by reference.

(17)(b)
Annual report of the acquired fund and the acquiring fund, as of December 31, 2019, for the Allianz Variable Insurance Products trust, filed by Registrant on March 6, 2020 under form N-CSR, is incorporated by reference.

     * Filed herewith

ITEM 17.  UNDERTAKINGS.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of a ruling of the Internal Revenue Service supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.

SIGNATURES
As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Golden Valley, and the State of Minnesota, on the 26th day of August, 2020.

                                                       ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

       By: /s/ Brian Muench
      _______________________________________________
      Brian Muench, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement of Allianz Variable Insurance Products Trust has been signed below by the following persons in the capacities indicated on August 26, 2020.

Signature	Title

/s/ Peter R. Burnim*	Trustee
Peter R. Burnim

/s/ Peggy L. Ettestad*	Trustee
Peggy L. Ettestad

/s/ Dickson W. Lewis*	Trustee
Dickson W. Lewis

/s/ Claire R. Leonardi*	Trustee
Claire R. Leonardi

/s/ Tamara Lynn Fagely*	Trustee
Tamara Lynn Fagely

//s/ Richard H. Forde*	Trustee
Richard H. Forde

/s/ Bashir Asad	Treasurer (principal financial and accounting officer)
Bashir Asad

By:  /s/ Brian Muench
      __________________________________
      Brian Muench, Trustee and President

*Pursuant to powers of attorney filed as Exhibit (16) to this Registration Statement

EXHIBITS

TO

POST EFFECTIVE AMENDMENT NO. 2

TO

FORM N-14

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
(11)(c)	Opinion and consent of Counsel with respect to legality
(12)(b)	Form of opinion and consent with respect to tax matters